SMTC Corporation

635 Hood Road

Markham, Ontario

L3R 4N6 Canada

September 23, 2008

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, DC 20549

United States

Re:	SMTC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-31051

Dear Mr. Krikorian:

We respectfully submit our response to the questions in your letter dated August 19, 2008, received in our offices on September 9, 2008. The timing of this response is consistent with your 10 day request from time of receipt of the letter and as agreed with Jason Neithamer of your office.

In connection with our response to the comments, SMTC Corporation acknowledges that:

•	The Company is responsible for the adequacy and accuracy in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference purposes, the Staff’s comments are reproduced below, and the corresponding responses of the Company are shown below each comment.

Comment 1:

Item 8: Financial Statements and Supplementary Data, page 36

Consolidated Statements of Operations and Comprehensive Income for the years ended, page F-4

1.	We note your disclosure regarding your revenue policy for the “sale of products” as well as the services you offer. Tell us how you considered the guidance in Rule 5-03(b) of Regulation S-X in presenting one line item for net revenue on your statements of operations. Tell us the significance of revenue you generate from each subcaption identified in Rule 5-03(b).1 of Regulation S-X.

Response to Comment 1:

Rule 5-03(b) requires disclose of any subcaption which is more than 10% of revenue. The subcaptions are sales of tangible products, operating revenues of public utilities, income from rentals, revenue from services and other revenues. Other than the sale of tangible products, no other subcaption of revenue is over 10% of revenue.

Comment 2:

Note 2. Significant accounting policies, page F-7

(iv) Revenue recognition, page F-8

2.	Explain the nature of any multiple element arrangements including the accounting treatment for each deliverable of these arrangements. In this regard, you disclose that you derive revenue from the sale of electronics equipment that has been built to customer specifications. We further note your disclosure that service revenue related to engineering and design services is recognized as the services are performed. Your response should provide a clear understanding of your various multiple element arrangements and the accounting and separation guidance relied upon for each type of deliverable.

Response to Comment 2:

The Company from time to time will perform services for customers related to engineering and design services. The revenue is recognized as the services are performed. These services are not multi element arrangements; they are separate and distinct. We believe that at the time the service is completed the conditions of revenue recognition are met.

Persuasive evidence of an arrangement exits – A purchase order specifying requirements and deliverables is received from the customer and acknowledged

Delivery has occurred or services have been rendered – The Company performs the service as specified by the purchase order and completes the deliverables. At this time an invoice is generated and provided to the customer

Seller’s price to buyer is fixed or determinable – The price is as specified in the purchase order, in some cases the price is based on an hourly rate multiplied by the hours incurred to render the service

Collectibility is reasonably assured – Past experience is used to evaluate the collectibility receivables of each customer

The Company has one relationship with a customer that could be considered a multiple element arrangement. SMTC Corporation manufactures components for said customer, and then ships the components to the customer’s warehouse. In some instances, at a future date, the customer receives an order requiring the manufactured product to be configured. If configuration is required, the manufactured product is then delivered to SMTC Corporation for final configuration. In many cases the original product shipped is never sent back for configuration. In accordance with EITF 00-21, the Company believes independent revenue recognition is warranted when the manufactured product is shipped to the customer:

The delivered items have value to the customer on a stand alone basis – The manufactured component is a generic product and usable by the customer. The product is a bandwidth management system that is ready for use, and as noted above, is used in its generic form by the Company’s end customer.

There is objective and reliable evidence of the fair value of the undelivered items – There is an active external market for the undelivered item, that being any final configuration. External third party quotes have been obtained supporting the Company’s pricing to the customer to be market pricing.

The arrangement has a general right of return relative to the delivered item – The buyer may only return nonconforming product. In addition, for a period of 12 months from the date the product is shipped to customer, whichever comes first, SMTC Corporation warrants that the product will be free from material defects. Historically, warranty claims have been minimal given the extensive functional testing that is completed throughout the manufacturing process. Further, the delivered item is not in any way dependant on the back end services and can be shipped to the customer as is.

We greatly appreciate the cooperation of the Staff concerning our response. If you have additional questions or comments, please do not hesitate to contact me.

Warm regards,

/s/ Jane Todd
Jane Todd
Chief Financial Officer

cc:	Bill Brock
John Caldwell
Doug King
Alfred O. Rose, Esq.

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